Exhibit 3.1(ii)
Section 3.2(b) of the Sensient Technologies Corporation Bylaws is amended to delete the second sentence thereof, which currently reads as follows:
“A director having attained age seventy-two (72) shall automatically cease to be a director of the corporation effective as of the Annual Meeting immediately following such director’s seventy-second (72nd) birthday.”
The last sentence of Section 3.2(d) of the Bylaws of Sensient Technologies Corporation is amended to read as follows:
“A corporation employee who retires from the corporation while serving as a director immediately becomes eligible for compensation, expense reimbursement and director benefit program participation as a non-employee director unless alternative arrangements are mutually approved by the Board and the retiring employee, effective as of the individual’s retirement date from the corporation.”

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